

Mail Stop 3720

April 17, 2007

William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

> **Re: Card Activation Technologies, Inc.**
> **Amendment No. 2 to Form SB-2**
> **File No. 333-139677**
> **   &**
> **Form 10-SB**
> **File No. 0-52556**
>
> **Filed April 9, 2007**

Dear Mr. Williams:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that MedCom USA Incorporated completed the spin-off of Card
        Activation Technologies on March 1, 2007. However, it does not appear that
        MedCom USA Incorporated sent out an information statement outlining the spin-

off transaction to its shareholders as is contemplated by Staff Legal Bulletin #4 (September 16, 1997). In addition, the Form 10-SB was not filed until April 9, 2007 and has not yet gone effective.   Please tell us in your response letter whether public trading in Card Activation Technologies' stock has begun on the Pink Sheets. Also, tell us in your response letter whether you intended for the spin-off to be conducted in reliance upon Staff Legal Bulletin #4, and if so, how the transaction has been consistent with the steps outlined in the Bulletin. If not, please highlight in the appropriate portions of the filings how the company's shares may have been issued in violation of Section 5 of the Securities Act of 1933 and the possible consequences of such action.

Form SB-2

Risk Factors, page 4

Risks Related to the Spin Off, page 8

2.   In your section entitled "Material U.S. Federal Income Tax Consequences to the Spin Off," you indicate that the spin off is not tax free to shareholders. However, your disclosure here and elsewhere implies that the tax treatment of the spin off for shareholders is unclear. Substantially revise the prospectus to disclose whether the company's tax counsel believes the spin off results in material tax consequences to shareholders. For example, we note under "Restrictions and Indemnities in Connection with the Tax Treatment of the Distribution" on page 28 that you have agreed not to take any actions that would result in any tax being imposed on the spin off. In light of the apparent taxable nature of the spin off, explain how this provision in the tax sharing agreement makes sense.

The Spin Off, page 9

Background, page 9

3.   We note your response to our prior comment 16; however, your added disclosure does not indicate whether the board considered alternative transactions to the spin off, such as a sale of the business to a third party, and if not, why. Please revise accordingly.

Material U.S. Federal Income Tax Consequences of the Spin Off, page 15

4.   Revise to make clear that the conclusion that MedCom's spin off does not qualify as a tax-free distribution or a tax-free reorganization is the opinion of your tax

counsel. Identify tax counsel and file their consent as an exhibit to the registration statement.

Listing and Trading of Our Common Stock, page 16

5.   Your disclosure continues to incorrectly imply that the company is applying for listing of its stock on an exchange. Revise your entire prospectus to remove all references to the "listing" of the company's common stock and to make clear, if true, that once you are a reporting company under the Securities Exchange Act of 1934 the company will attempt to get a market maker to apply to have the company's common stock approved for quotation on the OTC Bulletin Board.

Reasons for Furnishing this Prospectus, page 17

6.   The first sentence of this section is incorrect. This prospectus has been filed in order to cover the possible offer and resale of the company's common stock received by the MedCom stockholders who are affiliates in the Spin Off. Please revise accordingly.

Description of Business, page 18

Description of the Industry, page 18

7.   We note your added disclosure in response to prior comment 19. Please further revise to make clear why your CEO believes that "many, if not all of these companies" infringe on the company's patent. In addition, make clear that there are competing technologies that do allow companies to utilize gift and affinity cards that do not utilize the company's patent. Further revise your "Competition" section to discuss the size of the overall market and the company's relative position in the market for gift and affinity cards. In this regard, we reissue prior comment 22.

Employees, page 19

8.   We note your response to prior comment 23. It is still unclear from your financial statements and related footnotes whether you have allocated compensation expense or any other expenses incurred by MedCom USA Incorporated on your behalf pursuant to SAB Topic 1:B.1. You should disclose the amount and types

Mr. Williams
Card Activation Technologies, Inc.
April 17, 2007
Page 4

> of expenses allocated to you by MedCom USA Incorporated, and the
> methodology used to determine the amounts for each type of expense. Please
> revise your footnotes accordingly.

Management's Discussion and Analysis, page 20

9.   File the company's revolving line of credit agreement with MedCom USA
      Incorporated as an exhibit to the registration statement.

Tax Sharing Agreement, page 27

10.   Discuss the company's financial obligations to MedCom USA Incorporated in
      MD&A as a result of the distribution failing to meet the requirements of a tax-free
      distribution. We note the provision in the tax sharing agreement requiring the
      company to indemnify MedCom USA Incorporated for any tax liability stemming
      from the distribution.

Signature Page

11.   If true, identify that Mr. Williams is your principal accounting officer, as is
      required by Form SB-2. If he is not acting in such capacity, the registration
      statement must be signed by the person acting as the company's principal
      accounting officer.

Form 10-SB

General

12.   Revise the filing to comply with the staff's comments on the Form SB-2.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 6

13.   The safe harbor for forward-looking statements is not available to the company.
      Therefore, delete the reference to it in the introductory note to this section.

                              *   *   *

      As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the Form SB-2 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Form SB-2. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Williams
Card Activation Technologies, Inc.
April 17, 2007
Page 6

        You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                   Sincerely,

                                                 Larry Spirgel
                                                 Assistant Director

VIA FACSIMILE: Joseph I. Emas, Esq.
(305)531-1274